Samuel H. Pilch

Controller

The Allstate Corporation

August 5, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Mail Stop 4720

Re:          The Allstate Corporation

Form 10-K for the Year Ended December 31, 2009

Filed on February 25, 2010

File Number: 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the verbal follow up comment received on July 6, 2010 that relates to our responses dated May 4, 2010 and June 8, 2010 to the comments set forth in your letter dated April 21, 2010, to Mr. Samuel Pilch, Controller of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the follow up comment in bold typeface and appearing below it is the expanded disclosure information that has been provided in our 10-Q for the quarterly period ended June 30, 2010, beginning on page 83.

Your disclosure should address why the severity and duration of the unrealized losses on your mortgage backed securities are not an indication of a credit loss.

The following disclosure was revised.

The following table summarizes the fair values and gross unrealized losses of fixed income securities by type and investment grade classification as of June 30, 2010.

	Investment grade		Below investment grade		Total
($ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government and agencies	$187	$—	$—	$—	$187	$—
Municipal	4,367	(407)	654	(167)	5,021	(574)
Corporate	4,627	(391)	1,115	(93)	5,742	(484)
Foreign government	189	(12)	—	—	189	(12)
RMBS	1,698	(303)	1,466	(879)	3,164	(1,182)
CMBS	1,123	(406)	118	(194)	1,241	(600)
ABS	1,469	(256)	346	(219)	1,815	(475)
Redeemable preferred stock	21	—	—	—	21	—
Total	$13,681	$(1,775)	$3,699	$(1,552)	$17,380	$(3,327)

We have experienced declines in the fair values of fixed income securities primarily due to wider credit spreads resulting from larger risk premiums since the time of initial purchase, largely due to macroeconomic conditions and credit market deterioration, including the impact of declining residential and commercial real estate valuations, which continue to persist in 2010.  Consistent with their ratings, our portfolio monitoring process indicates that investment grade securities have a relatively low risk of default.  Securities rated below investment grade, comprising securities with a rating of Ba, B and Caa or lower, have a higher default risk.

As of June 30, 2010, our below investment grade gross unrealized losses were primarily concentrated in RMBS, specifically Alt-A and Subprime, CMBS and ABS.  Gross unrealized losses on these securities as of June 30, 2010 totaled $1.26 billion.

Fair values for our structured securities are obtained from third-party valuation service providers and are subject to review as disclosed in our Application of Critical Accounting Estimates.  In accordance with GAAP, when fair value is less than the amortized cost of a security and we have not made the decision to sell the security and it is not more likely than not we will be required to sell the security before recovery of its amortized cost basis, we evaluate if we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security by comparing the estimated recovery value, calculated by discounting our best estimate of future cash flows at the security’s original or current effective rate, as appropriate, to the amortized cost of the security.  If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors (“non-credit-related”) recognized in other comprehensive income.

The non-credit-related unrealized losses for our structured securities, including our below investment grade Alt-A, Subprime, CMBS and ABS, are heavily influenced by risk factors other than those related to our best estimate of future cash flows.  The difference between these securities’ original or current effective rates and the yields implied by their fair value indicates that a larger risk premium is included in the valuation of these securities than existed at initial issue or purchase.  This higher risk premium represents the return that a market participant requires as compensation to assume the risk associated with the uncertainties regarding the future performance of the underlying commercial and residential real estate collateral.  The risk premium is comprised of: default risk, which reflects the increased probability of default and the uncertainty related to collection of contractual principal and interest; liquidity risk, which reflects the risk associated with exiting the investment in an illiquid market, both in terms of timeliness and cost; and volatility risk, which reflects the potential valuation volatility during an investor’s holding period.  Other factors reflected in the risk premium include the costs associated with underwriting, monitoring and holding these types of complex securities.  Certain aspects of the default risk are included in the development of our best estimate of future cash flows, as appropriate.  Other aspects of the risk premium are considered to be temporary in nature and are expected to reverse over the remaining lives of the securities as our future cash flows are received.

Other-than-temporary impairment assessment for below investment grade Alt-A and Subprime RMBS

Gross unrealized losses for our below investment grade Alt-A and Subprime portfolios totaled $157 million and $692 million, respectively, while gross unrealized gains for these portfolios totaled $15 million and $2 million, respectively as of June 30, 2010.  For our below investment grade Alt-A and Subprime securities with gross unrealized gains, we have recognized cumulative write-downs in earnings totaling $60 million and $65 million, respectively, as of June 30, 2010.

The credit loss evaluation for Alt-A and Subprime securities with gross unrealized losses is performed in two phases.  The first phase estimates the future cash flows of the entire securitization trust from which our security was issued.  A critical part of this estimate involves forecasting delinquency rates and loss severities of the residential mortgage loans that collateralize the securitization trust.  The factors that affect the delinquency rates and loss severities include, but are not limited to, collateral type, transaction vintage year, geographic concentrations, borrower credit quality, origination practices of the transaction sponsor, and practices of the mortgage loan servicers.  The delinquency rate and loss severity forecasts result in a trust-level projected cumulative collateral loss estimate.

We then analyze the position of the class of securities we own in the securitization trust relative to the trust’s other classes to determine whether any of the projected cumulative collateral loss will be applied to our class.  If we have sufficient credit enhancement, measured in terms of subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security we own, no collateral losses will be realized by our class and we expect to collect all contractual principal and interest of the security we own.

For securities where there is insufficient credit enhancement for the class of securities we own, a second, security-specific estimate of future cash flows is calculated.  This estimate is based on the contractual principal and interest of the securities we own, reduced by the projected cumulative collateral losses applied to them.  This estimate takes into consideration additional secondary sources of credit enhancement, such as reliable bond insurance.  For securities without secondary sources of credit enhancement or for which the secondary sources do not fully offset the projected cumulative collateral losses applied to them, a credit loss is recorded in earnings to the extent amortized cost exceeds recovery value.

96.1% and 0.8% of our below investment grade Alt-A securities with gross unrealized losses were issued with Aaa and Aa original ratings and capital structure classifications, respectively.  86.9%, 10.7% and 2.1% of our below investment grade Subprime securities with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  Alt-A and Subprime securities with higher original ratings typically have priority in receiving the principal repayments on the collateral compared to those with lower original ratings.  Our projected cash flow assumptions for our below investment grade Alt-A and Subprime securities with gross unrealized losses have deteriorated since the securities were originated, as reflected by their current credit ratings.

The following tables show trust-level, class-level and security-specific detailed information for our below investment grade Alt-A securities with gross unrealized losses, by credit rating.

	June 30, 2010
	With other-than-temporary impairments recorded in earnings				Other
($ in millions)	Ba	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level
Delinquency rates (1)	11.2%	36.8%	32.0%	32.2%	11.4%	43.6%	14.4%	14.6%	27.9%
Cumulative collateral losses (2)	0.3	8.1	6.6	6.6	1.4	3.1	2.2	2.1	5.5
Class-level
Average remaining credit enhancement (3)	10.9	29.6	6.2	8.3	10.5	47.4	10.0	11.0	9.0
Security-specific
Number of positions	1	3	27	31	3	2	11	16	47
Par value	$4	$38	$399	$441	$24	$4	$118	$146	$587
Fair value	1	22	184	207	17	2	84	103	310
Gross unrealized losses
Total	(3)	(11)	(104)	(118)	(7)	(2)	(30)	(39)	(157)
12-24 months (4)	—	—	—	—	—	—	—	—	—
Over 24 months (5)	(3)	(11)	(103)	(117)	(7)	(2)	(29)	(38)	(155)
Cumulative write-downs recognized (6)	—	(4)	(88)	(92)	—	—	—	—	(92)
Principal payments received during the period (7)	2	2	32	36	4	—	10	14	50

	December 31, 2009
	With other-than-temporary impairments recorded in earnings				Other
	Ba	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level
Delinquency rates (1)	13.1%	29.2%	28.3%	28.3%	8.4%	39.2%	29.4%	19.7%	25.9%
Cumulative collateral losses (2)	0.2	4.3	4.2	4.2	0.8	1.4	2.5	1.6	3.5
Class-level
Average remaining credit enhancement (3)	11.3	24.5	7.1	9.2	7.0	26.4	13.4	11.1	9.7
Security-specific
Number of positions	1	4	24	29	6	5	5	16	45
Par value	$4	$56	$413	$473	$90	$12	$79	$181	$654
Fair value	1	32	158	191	62	5	53	120	311
Gross unrealized losses
Total	(3)	(20)	(131)	(154)	(26)	(7)	(25)	(58)	(212)
12-24 months (4)	(3)	(4)	(33)	(40)	(20)	—	(24)	(44)	(84)
Over 24 months (5)	—	(16)	(98)	(114)	(6)	(7)	(1)	(14)	(128)
Cumulative write-downs recognized (6)	—	(4)	(92)	(96)	—	—	—	—	(96)
Principal payments received during the period (7)	4	5	60	69	32	2	25	59	128

(1) Weighted average delinquency rates as of period end are based on the principal amount of loans that are 60 days or more past due as a percentage of the remaining principal amount of the loans in the trust as reported by the servicers.  The weighting calculation is based on the par value of each security.

(2) Weighted average cumulative collateral losses as of period end are based on the actual principal losses incurred as a percentage of the remaining principal amount of the loans in the trust.  The weighting calculation is based on the par value of each security.  Actual losses on the securities we hold are significantly less than the losses on the underlying collateral as presented in this table, as a majority of the securities we hold include substantial credit enhancements.  Actual cumulative realized principal losses reduced the par value of the below investment grade Alt-A securities we own by $39 million as of June 30, 2010.

(3) Weighted average remaining credit enhancement as of period end is based on structural subordination and reflects the principal losses that can occur as a percentage of the remaining principal amount of the loans in the trust before the class of the security we own will incur its first dollar of principal loss.  The weighting calculation is based on the par value of each security.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period of 12 to 24 consecutive months.

(5) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.  As of June 30, 2010, $69 million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $4 million of unrealized losses on other securities are greater than or equal to 20% of those securities’ amortized cost.  As of December 31, 2009, there were no Alt-A securities with gross unrealized losses greater than or equal to 20% for a period of more than 24 consecutive months.

(6) Includes cumulative write-downs recorded in accordance with GAAP.

(7) Reflects principal payments for the six months ended June 30, 2010 or the year ended December 31, 2009, respectively.

The above tables include information about below investment grade Alt-A securities with gross unrealized losses as of each period presented.  As such, the par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments, sales and realized principal losses.

As of June 30, 2010, our below investment grade Alt-A securities with gross unrealized losses and with other-than-temporary impairments recorded in earnings had actual cumulative collateral losses of 6.6%, with remaining average credit enhancement of 8.3%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying delinquency rate of 46.0% and a projected weighted average loss severity of 53.6%, which resulted in projected cumulative collateral losses of 25.1%.  The difference between the actual cumulative collateral loss experience of 6.6% and our projections of cumulative collateral losses of 25.1% reflects our expectations of future losses due to further deterioration in the performance of the securities’ underlying collateral.  Accordingly, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above.

As of June 30, 2010, our below investment grade Alt-A securities with gross unrealized losses that are not other-than-temporarily impaired had actual cumulative collateral losses of 2.1%, with remaining average credit enhancement of 11.0%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing including a projected weighted average underlying delinquency rate of 35.3% and a projected weighted average loss severity of 46.3%, which resulted in projected cumulative collateral losses of 17.4%.  In instances where the projected cumulative collateral losses exceed the remaining credit enhancement and the security has not been impaired, the recovery value of the security exceeds the current amortized cost.

The following table shows other trust-level and class-level key metrics specific to the trusts and classes from which our below investment grade Alt-A securities with gross unrealized losses were issued.

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Trust-level statistics
Delinquency rates	27.9%	28.1%	25.9%	24.4%	24.1%
Cumulative collateral losses	5.5	4.3	3.5	3.0	2.2
Class-level statistics
Average remaining credit enhancement	9.0	9.0	9.7	11.3	11.7

In general and as discussed above, our average credit enhancement remains strong while the cumulative collateral losses continue to be applied against lower classes issued by the securitization trusts.

The following tables show trust-level, class-level and security-specific detailed information for our below investment grade Subprime securities with gross unrealized losses, by credit rating.

	June 30, 2010
	With other-than-temporary impairments recorded in earnings				Other
($ in millions)	Ba	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level
Delinquency rates	—%	18.3%	31.8%	31.5%	33.5%	13.8%	31.1%	26.3%	29.3%
Cumulative collateral losses (1)	—	9.3	16.4	16.2	11.4	20.6	8.6	12.6	14.7
Class-level
Average remaining credit enhancement	—	12.4	9.0	9.1	32.3	7.8	23.9	20.4	13.7
Security-specific
Number of positions	—	4	80	84	19	23	54	96	180
Par value	$—	$30	$1,066	$1,096	$116	$230	$422	$768	$1,864
Fair value	—	17	401	418	75	126	224	425	843
Gross unrealized losses
Total	—	(10)	(342)	(352)	(41)	(103)	(196)	(340)	(692)
Insured (2)	—	(9)	(117)	(126)	(1)	(77)	(19)	(97)	(223)
12-24 months (3)	—	—	(46)	(46)	—	(1)	—	(1)	(47)
Over 24 months (4)	—	(10)	(295)	(305)	(41)	(102)	(196)	(339)	(644)
Cumulative write-downs recognized (5)	—	(3)	(326)	(329)	—	—	—	—	(329)
Principal payments received during the period (6)	—	7	33	40	12	22	11	45	85

	December 31, 2009
	With other-than-temporary impairments recorded in earnings				Other
	Ba	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level
Delinquency rates	5.5%	9.4%	35.7%	33.1%	34.0%	17.7%	32.3%	28.9%	30.9%
Cumulative collateral losses	15.0	13.8	16.2	16.1	8.8	17.3	8.9	11.0	13.5
Class-level
Average remaining credit enhancement	—	14.1	10.7	10.5	26.0	7.3	15.4	15.9	13.3
Security-specific
Number of positions	1	4	53	58	22	26	45	93	151
Par value	$30	$52	$798	$880	$228	$244	$451	$923	$1,803
Fair value	10	28	230	268	124	107	224	455	723
Gross unrealized losses
Total	(14)	(20)	(351)	(385)	(104)	(137)	(223)	(464)	(849)
Insured (2)	(14)	(16)	(85)	(115)	(3)	(111)	(74)	(188)	(303)
12-24 months (3)	—	(4)	(53)	(57)	(4)	(2)	(13)	(19)	(76)
Over 24 months (4)	(14)	(12)	(294)	(320)	(100)	(135)	(209)	(444)	(764)
Cumulative write-downs recognized (5)	(6)	(4)	(217)	(227)	—	—	—	—	(227)
Principal payments received during the period (6)	—	13	40	53	36	42	53	131	184

(1) Actual cumulative realized principal losses reduced the par value of the below investment grade Subprime securities we own by $38 million as of June 30, 2010.

(2) Includes gross unrealized losses on securities with reliable bond insurance.  These unrealized losses are included in the aging below.

(3) Includes total gross unrealized losses on securities in an unrealized loss position for a period of 12 to 24 consecutive months.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.  As of June 30, 2010, $182 million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $214 million of unrealized losses on other securities are greater than or equal to 20% of those securities’ amortized cost, and as of December 31, 2009, $95 million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $50 million of unrealized losses on other securities are greater than or equal to 20% of those securities’ amortized cost.

(5) Includes cumulative write-downs recorded in accordance with GAAP.

(6)  Reflects principal payments for the six months ended June 30, 2010 or the year ended December 31, 2009, respectively.

The above tables include information about below investment grade Subprime securities with gross unrealized losses as of each period presented.  As such, the par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments, sales and realized principal losses.

As of June 30, 2010, our below investment grade Subprime securities with gross unrealized losses and with other-than-temporary impairments recorded in earnings had actual cumulative collateral losses of 16.2%, with remaining average credit enhancement of 9.1%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying delinquency rate of 56.0% and a projected weighted average loss severity of 75.2%, which resulted in projected cumulative collateral losses of 41.6%.  The difference between the actual cumulative collateral loss experience of 16.2% and our projections of cumulative collateral losses of 41.6% reflects our expectations of future losses due to further deterioration in the performance of the securities’ underlying collateral.  Accordingly, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above.

As of June 30, 2010, our below investment grade Subprime securities with gross unrealized losses that are not other-than-temporarily impaired had actual cumulative collateral losses of 12.6%, with remaining average credit enhancement of 20.4%.  Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing including a projected weighted average underlying delinquency rate of 48.0% and a projected weighted average loss severity of 69.4%, which resulted in projected cumulative collateral losses of 33.4%.  In instances where the projected cumulative collateral losses exceed the remaining credit enhancement and the security has not been impaired, sufficient secondary credit enhancement exists, such as reliable bond insurance, and the recovery value of the security exceeds the current amortized cost.

The following table shows other trust-level and class-level key metrics specific to the trusts and classes from which our below investment grade Subprime securities with gross unrealized losses were issued.

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Trust-level statistics
Delinquency rates	29.3%	31.7%	30.9%	29.2%	27.7%
Cumulative collateral losses	14.7	14.4	13.5	12.2	10.5
Class-level statistics
Average remaining credit enhancement	13.7	13.6	13.3	13.7	14.2

In general and as discussed above, our average credit enhancement remains strong while the cumulative collateral losses continue to be applied against lower classes issued by the securitization trusts.

Other-than-temporary impairment assessment for below investment grade CMBS

Gross unrealized losses for our below investment grade CMBS portfolio totaled $194 million, while gross unrealized gains were $1 million as of June 30, 2010.  For below investment grade CMBS with gross unrealized gains, we have recognized cumulative write-downs in earnings totaling $8 million as of June 30, 2010.

The credit loss evaluation for CMBS with gross unrealized losses is performed in two phases.  The first phase estimates the future cash flows of the entire securitization trust from which our security was issued.  A critical part of this estimate involves forecasting the cumulative collateral losses of the commercial mortgage loans that collateralize the securitization trust.  Factors affecting these estimates include, but are not limited to, estimates of current and future property prices, current and projected rental incomes, the propensity of the commercial mortgage loans to default under these assumptions and loss severities in cases of default.  Estimates of future property prices and rental incomes consider specific property-type and geographic economic trends such as employment, property vacancy and rental rates, and forecasts of new supply in the commercial real estate markets.  Estimates of delinquency rates and loss severities consider factors such as borrower payment history, the origination practices of the transaction sponsor, overall collateral quality and diversification, transaction vintage year, maturity date, overall transaction structure and other factors that may influence performance.  Realized losses in the CMBS market have historically been low and, we believe, are not predictive of future losses.  Therefore, our projections of collateral performance rely on probability-weighted scenarios informed by credit opinions obtained from third parties, such as nationally recognized credit rating agencies, industry analysts and a CMBS loss modeling advisory service.

We then analyze the position of the class of securities we own in the securitization trust relative to the trust’s other classes to determine whether any of the projected cumulative collateral loss will be applied to our class.  If we have sufficient credit enhancement, measured in terms of subordination from other classes of securities in the trust being contractually obligated to absorb losses before the class of security we own, no collateral losses will be realized by our class and we expect to collect all contractual principal and interest of the security we own.

For securities where there is insufficient credit enhancement for the class of securities we own, a second, security-specific estimate of future cash flows is calculated.  This estimate is based on the contractual principal and interest of the securities we own, reduced by the projected cumulative collateral losses applied to them.  In instances where the recovery value of the security is less than amortized cost, a credit loss is recorded in earnings.

39.8%, 50.2% and 8.1% of our below investment grade CMBS with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  CMBS with higher original ratings typically have priority in receiving the principal repayments on the collateral compared to those with lower original ratings.  Commercial property prices have deteriorated substantially during the last 24 months and property rental incomes are declining as the commercial real estate sector adjusts to lower macroeconomic activity.  In addition, tight credit markets and conservative underwriting standards continue to stress commercial mortgage borrowers’ ability to refinance obligations.  Our projected cash flow assumptions for our below investment grade CMBS securities with gross unrealized losses have deteriorated since the securities were originated, as reflected by their current credit ratings.

The following tables show trust-level, class-level and security-specific detailed information for our below investment grade CMBS securities with gross unrealized losses, by credit rating.

	June 30, 2010
	With other-than-temporary impairments recorded in earnings				Other
($ in millions)	Ba	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level
Delinquency rates	3.4%	11.6%	12.8%	11.7%	5.3%	3.5%	—%	4.9%	8.5%
Cumulative collateral losses	—	0.3	3.5	2.5	0.5	0.9	—	0.6	1.6
Class-level
Average remaining credit enhancement	7.6	10.2	19.0	16.1	8.6	8.3	—	8.6	12.5
Security-specific
Number of positions	2	2	6	10	14	4	—	18	28
Par value	$20	$43	$141	$204	$140	$42	$—	$182	$386
Fair value	5	14	28	47	54	17	—	71	118
Gross unrealized losses
Total	(5)	(8)	(61)	(74)	(90)	(30)	—	(120)	(194)
12-24 months (1)	—	—	—	—	(6)	—	—	(6)	(6)
Over 24 months (2)	(5)	(8)	(61)	(74)	(84)	(30)	—	(114)	(188)
Cumulative write-downs recognized (3)	(10)	(19)	(58)	(87)	—	—	—	—	(87)
Principal payments received during the period (4)	—	—	2	2	1	—	—	1	3

	December 31, 2009
	With other-than-temporary impairments recorded in earnings				Other
($ in millions)	Ba	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level
Delinquency rates	7.3%	9.4%	—%	8.9%	2.2%	3.8%	—%	2.8%	5.2%
Cumulative collateral losses	1.4	0.6	—	0.8	—	—	—	—	0.3
Class-level
Average remaining credit enhancement	17.4	9.8	—	11.5	9.1	8.5	—	8.9	9.9
Security-specific
Number of positions	1	5	—	6	6	6	—	12	18
Par value	$20	$69	$—	$89	$87	$49	$—	$136	$225
Fair value	9	16	—	25	29	13	—	42	67
Gross unrealized losses
Total	(5)	(25)	—	(30)	(55)	(37)	—	(92)	(122)
12-24 months (1)	—	—	—	—	(13)	—	—	(13)	(13)
Over 24 months (2)	(5)	(25)	—	(30)	(42)	(37)	—	(79)	(109)
Cumulative write-downs recognized (3)	(7)	(34)	—	(41)	—	—	—	—	(41)
Principal payments received during the period (4)	1	—	—	1	1	—	—	1	2

(1) Includes total gross unrealized losses on securities in an unrealized loss position for a period of 12 to 24 consecutive months.

(2) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.  As of June 30, 2010, $18 million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $79 million of unrealized losses on other securities are greater than or equal to 20% of those securities’ amortized cost.  As of December 31, 2009, there were no CMBS securities with gross unrealized losses greater than or equal to 20% for a period of more than 24 consecutive months.

(3) Includes cumulative write-downs recorded in accordance with GAAP.

(4)  Reflects principal payments for the six months ended June 30, 2010 or the year ended December 31, 2009, respectively.

The above tables include information about below investment grade CMBS with gross unrealized losses as of each period presented.  As such, the par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments and sales.

As of June 30, 2010, our below investment grade CMBS with gross unrealized losses and with other-than-temporary impairments recorded in earnings had actual cumulative collateral losses of 2.5%, with remaining average credit enhancement of 16.1%.  As of June 30, 2010, our below investment grade CMBS with gross unrealized losses that were not other-than-temporarily impaired had actual cumulative collateral losses of 0.6%, with remaining average credit enhancement of 8.6%.

Our impairment evaluation for CMBS forecasts more severe assumptions than the trusts are actually experiencing.  We assume that all loans delinquent 60 days or more default and project delinquency rates on otherwise performing loans. Projected loss severities are then applied against the resulting delinquency rates, arriving at our projected cumulative collateral loss rates.  The projected cumulative collateral loss rates by vintage year of the security range from a low of 2.1% for holdings with a vintage year of 2003 to a high of 10.5% for holdings with a vintage year of 2007.  The projected cumulative collateral loss rate for our entire CMBS portfolio at June 30, 2010 was 7.9%.  The difference between the actual cumulative collateral loss experience of 1.6% and our projections of cumulative collateral losses of 7.9% reflects our expectations of future losses due to further deterioration in the performance of the securities’ underlying collateral.  Accordingly, we have recognized cumulative write-downs in earnings on these securities as reflected in the table above.  In instances where the projected cumulative collateral losses exceed the remaining credit enhancement and the security has not been impaired, the recovery value of the security exceeds the current amortized cost.

The following table shows other trust-level and class-level key metrics specific to the trusts and classes from which our below investment grade CMBS with gross unrealized losses were issued.

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Trust-level statistics
Delinquency rates	8.5%	8.6%	5.2%	4.9%	6.0%
Cumulative collateral losses	1.6	0.8	0.3	0.1	0.2
Class-level statistics
Average remaining credit enhancement	12.5	11.6	9.9	11.3	10.0

In general and as discussed above, our average credit enhancement remains strong while the cumulative collateral losses continue to be applied against lower classes issued by the securitization trusts.

Other-than-temporary impairment assessment for below investment grade ABS

Gross unrealized losses for our below investment grade ABS portfolio totaled $219 million, while gross unrealized gains were $33 million as of June 30, 2010.  For below investment grade ABS with gross unrealized gains, we have recognized cumulative write-downs in earnings totaling $201 million as of June 30, 2010.

The ABS portfolio is composed of various holdings with unique features; and therefore, our credit loss evaluation primarily relies on expectations of future losses on the underlying collateral and structural considerations of each issue.  The projection of future losses is based on our expectations for investment grade corporate, bank loan and high yield markets.  Our expectations are formulated through ongoing monitoring and participation in these markets, and consider opinions from third parties, such as industry analysts and strategists, and credit rating agencies as well as our overall economic outlook for indicators such as unemployment and GDP.  The expected performance of each security considers expected collateral losses and credit enhancement levels, as well as factors including default rates, expected recoveries, prepayment rates, changes in interest rates and other characteristics.  In addition, the performance of collateral underlying certain ABS securities is actively monitored by external managers, allowing for enhanced collateral management actions which help mitigate the risk of loss.

The following table shows certain statistics for our below investment grade ABS securities with gross unrealized losses.

	June 30, 2010
	With other-than-temporary impairments recorded in earnings				Other
($ in millions)	Fair value	Total unrealized loss	Unrealized loss aged over 24 months	Cumulative write- downs recognized	Fair value	Total unrealized loss	Unrealized loss aged over 24 months
Cash flow CLO	$11	$—	$—	$(8)	$172	$(97)	$(96)
Market value CDO	—	—	—	—	30	(14)	(14)
Synthetic CDO	24	(25)	(24)	(81)	66	(59)	(59)
Trust preferred CDO	5	(4)	(3)	(15)	18	(15)	(11)
Consumer and other ABS	8	(1)	—	(6)	12	(4)	(4)
Total	$48	$(30)	$(27)	$(110)	$298	$(189)	$(184)

	December 31, 2009
	With other-than-temporary impairments recorded in earnings				Other
	Fair value	Total unrealized loss	Unrealized loss aged over 24 months	Cumulative write- downs recognized	Fair value	Total unrealized loss	Unrealized loss aged over 24 months
Cash flow CLO	$8	$(2)	$—	$(5)	$180	$(98)	$(95)
Market value CDO	—	—	—	—	30	(14)	(14)
Synthetic CDO	28	(44)	(40)	(130)	61	(44)	(44)
Trust preferred CDO	4	(5)	(5)	(15)	3	(6)	—
Consumer and other ABS	5	(3)	—	(14)	23	(6)	(4)
Total	$45	$(54)	$(45)	$(164)	$297	$(168)	$(157)

The above tables include information about below investment grade ABS with gross unrealized losses as of each period presented.  As such, the composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, purchases, principal payments, sales and realized principal losses.

As of June 30, 2010, our below investment grade ABS with gross unrealized losses that are not other-than-temporarily impaired are concentrated in Cash flow CLO and Synthetic CDO securities, which together comprise 82.5% of the total unrealized loss on such securities.

Cash flow CLO are collateralized primarily by below investment grade senior secured corporate loans and are structured with overcollateralization which serves as credit enhancement for the class of securities we own.  Our best estimate of future cash flows, supported by the applicable overcollateralization, indicates that the nature of the unrealized loss on these securities is temporary and will reverse over time.

Synthetic CDO primarily consist of a portfolio of corporate CDS collateralized by Aaa, Aa and A rated LIBOR-based securities (i.e. “fully funded” synthetic CDO).  Our best estimate of future cash flows as of June 30, 2010 indicates that the remaining unrealized loss is not predictive of their ultimate performance and will recover in line with our best estimate of future cash flows.

We believe that the unrealized losses on our fixed income securities are not predictive of their ultimate performance and the unrealized losses should reverse over the remaining lives of the securities.  We anticipate that these securities will recover in line with our best estimate of the expected cash flows which are used for other-than-temporary impairment evaluations.  As of June 30, 2010, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis.  Our evaluation of whether it is more likely than not we will be required to sell a security before recovery of its amortized cost basis is supported by our liquidity position, which cushions us from the need to liquidate securities with significant unrealized losses to meet cash obligations.

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch
Controller
The Allstate Corporation